Exhibit 99.1

News release
Cenovus announces 2022 full-year and fourth-quarter results
Calgary, Alberta (February 16, 2023) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) delivered strong operating and financial performance in 2022, with $11.4 billion in cash from operating activities, $11.0 billion in adjusted funds flow and $7.3 billion in free funds flow, enabling more than $3.4 billion in shareholder returns. In the fourth quarter, reliable upstream operating performance drove nearly $3.0 billion in cash from operating activities, $2.3 billion in adjusted funds flow and $1.1 billion in free funds flow. Production was 806,900 barrels of oil equivalent per day (BOE/d) 1 and downstream throughput was 473,500 barrels per day (bbls/d) as the company’s operated downstream assets performed well in the fourth quarter.

“In 2022, we further fortified our balance sheet, reducing our net debt by more than half. As a result, we delivered substantial shareholder returns and executed strategic and opportunistic acquisitions and divestitures,” said Alex Pourbaix, Cenovus President & Chief Executive Officer. “As we restart our wholly-owned Superior Refinery, and complete the Toledo Refinery acquisition, we will substantially increase our pipeline-connected heavy oil refining capacity and generate expanded margins in our U.S. Manufacturing business.”

Highlights
•Reduced net debt to $4.3 billion, a decline of more than $5.3 billion year over year and $1.0 billion from the prior quarter. Long-term debt, including current portion, at the end of the fourth quarter was $8.7 billion, down from $12.4 billion at year-end 2021.
•Provided annual common shareholder returns of over $3.4 billion, including more than $2.5 billion in share buybacks in 2022 ($387 million of buybacks in the fourth quarter).
•Achieved 2022 full-year production of 786,200 BOE/d, including 586,600 bbls/d of crude oil from Oil Sands, and total fourth quarter production of 806,900 BOE/d.

Financial, production & throughput summary
(For the period ended December 31)	2022 Q4	2022 Q3	% change	2021 Q4	% change	2022 FY	2021 FY	% change
Financial ($ millions, except per share amounts)
Cash from operating activities	2,970	4,089	(27)	2,184	36	11,403	5,919	93
Adjusted funds flow[2]	2,346	2,951	(21)	1,948	20	10,978	7,248	51
Per share (basic)[2]	1.22	1.53	—	0.97	—	5.63	3.59	—
Per share (diluted)[2]	1.19	1.49	—	0.97	—	5.47	3.54	—
Capital investment	1,274	866	47	835	53	3,708	2,563	45
Free funds flow[2]	1,072	2,085	(49)	1,113	(4)	7,270	4,685	55
Excess free funds flow[2]	786	1,756	(55)	1,169	(33)	—	—	—
Net earnings (loss)	784	1,609	(51)	(408)	—	6,450	587	999
Per share (basic)	0.40	0.83	—	(0.21)	—	3.29	0.27	—
Per share (diluted)	0.39	0.81	—	(0.21)	—	3.20	0.27	—
Long-term debt, including current portion	8,691	8,774	—	12,385	(30)	8,691	12,385	(30)
Net debt	4,282	5,280	(19)	9,591	(55)	4,282	9,591	(55)
Production and throughput (before royalties, net to Cenovus)
Oil and NGLs (bbls/d)[1]	664,900	633,100	5	678,300	(2)	641,900	642,300	—
Conventional natural gas (MMcf/d)	852.0	868.7	(2)	883.5	(4)	866.1	895.5	(3)
Total upstream production (BOE/d)[1]	806,900	777,900	4	825,300	(2)	786,200	791,500	(1)
Total downstream throughput (bbls/d)	473,500	533,500	(11)	469,900	1	493,700	508,000	(3)
1 See Advisory for production by product type.
2 Non-GAAP financial measure or contains a non-GAAP financial measure. See Advisory.

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Fourth-quarter results
Cenovus delivered strong upstream production performance in the quarter, while extreme weather challenges in December, along with third-party pipeline outages impacted downstream operations.

Operating results1
Cenovus’s total revenues were approximately $14.1 billion in the fourth quarter, down from $17.5 billion in the third quarter, mainly due to lower benchmark commodity prices, which drove reduced prices for the company’s products across the upstream and downstream businesses. Upstream revenues were $7.4 billion, compared with $9.0 billion in the previous quarter. Downstream revenues were about $8.4 billion, compared with nearly $10.9 billion in the third quarter.

Total operating margin1 was $2.8 billion, compared with more than $3.3 billion in the third quarter. Upstream operating margin2 was $2.2 billion, compared with $2.8 billion in the third quarter. The quarter-over-quarter reduction was driven by lower Brent and West Texas Intermediate prices and a wider light-heavy crude differential. In addition, Oil Sands sales volumes in the fourth quarter were lower than production by approximately 18,000 bbls/d as a third-party pipeline outage led the company to store product in December. Downstream operating margin4 was $558 million, compared with $490 million in the third quarter. The increase in downstream operating margin was driven by a wider light-heavy crude differential, which drove an increase in gross margin. The operating margin in U.S. Manufacturing was negatively affected in both the third and fourth quarters by the cost of processing crude oil that was purchased in prior periods at higher prices and other impacts of pricing changes on inventory values, along with lower market crack spreads. In the fourth quarter, the company also experienced unplanned operational issues, third-party pipeline outages and weather impacts in late December at most of its downstream facilities.

Total upstream production was 806,900 BOE/d in the fourth quarter, an increase of nearly 30,000 BOE/d compared with the third quarter. Christina Lake production was 250,300 bbls/d, in line with third-quarter production of 252,800 bbls/d. Foster Creek production increased to 195,900 bbls/d, compared with 182,400 bbls/d in the previous quarter, reflecting increased utilization and improved reliability as the third quarter was impacted by planned and unplanned maintenance. Sunrise production was 44,800 bbls/d, compared with 30,900 bbls/d in the third quarter, mainly as a result of the acquisition of the remaining 50% working interest, which closed in August. At the Lloydminster thermal projects, production was 102,500 bbls/d, in line with the previous quarter of 102,100 bbls/d. Conventional production was 125,500 BOE/d, in line with third-quarter production of 126,200 BOE/d.

Offshore production was 70,200 BOE/d compared with 64,600 BOE/d in the previous quarter, with the increase mainly related to additional volumes from the MBH and MDA fields in Indonesia coming online in the fourth quarter. In the Atlantic region, the drydock program in Spain for the partner-operated Terra Nova floating production, storage and offloading vessel was completed and it is anticipated to return to operations in the second quarter of 2023.

In the fourth quarter, crude utilization in the Canadian Manufacturing segment was 85%, with throughput of 94,300 bbls/d, a decrease from 89% and 98,500 bbls/d in the third quarter. The Lloydminster Refinery ran well, however, Canadian Manufacturing utilization in the fourth quarter was impacted in late December by an unplanned outage at the Lloydminster Upgrader and a subsequent unrelated site-wide power outage. The upgrader returned to full rates in mid-January. Canadian Manufacturing delivered operating margin of $278 million compared with $246 million in the third quarter, with the difference mainly due to a wider Canadian light-heavy crude differential, resulting in lower feedstock costs and higher gross margin.

In U.S. Manufacturing, crude utilization of 75% and throughput of 379,200 bbls/d were down from 87% and 435,000 bbls/d in the third quarter. Fourth-quarter results were affected by extreme winter storms and severe cold temperatures in December, coupled with unplanned operational challenges and third-

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party pipeline outages, which impacted refinery throughput across the U.S. The Lima Refinery and the Borger Refinery returned to full rates in January and continue to operate reliably. At the non-operated Wood River Refinery, repairs are underway related to a December incident that reduced throughput. Wood River utilization has steadily increased since the first week of January, with the refinery currently operating at a substantial proportion of normal throughput and expected to return to normal rates during the second quarter. The acquisition of the remaining 50% of the Toledo Refinery remains on track to close by the end of February, with a plan to ramp to full rates by mid-second quarter. In Superior, the refinery began circulating hydrocarbons in mid-February. Throughput is expected to commence around mid-March and the refinery remains on schedule to ramp up to full operations in the second quarter of 2023.

Financial results
Fourth-quarter cash from operating activities, which includes changes in non-cash working capital, was nearly $3.0 billion, with adjusted funds flow of $2.3 billion and $1.1 billion in free funds flow. Capital investment was $1.3 billion, an increase from the prior quarter as the company directed spending towards sustaining production and throughput. This included drilling stratigraphic wells as part of the integrated winter drilling program in Oil Sands, as well as drilling, completion and tie-in activities and infrastructure projects to support multi-year development in the Conventional segment. It also included investment in the Superior Refinery rebuild, the Terra Nova asset life extension project and preliminary work to restart construction on the West White Rose project. In addition, the company purchased materials in the fourth quarter of 2022 for 2023 capital projects. Fourth-quarter adjusted funds flow was impacted by lower overall commodity prices and lower Oil Sands sales volumes when compared to production, as a third-party pipeline outage led the company to store product in December. This additional product inventory is expected to be sold in the first quarter of 2023. In addition, adjusted funds flow was impacted by the reduced throughput in Cenovus’s downstream operations. In the U.S. Manufacturing segment, operating margin was reduced by approximately $180 million related to the cost of processing crude oil purchased in prior periods at higher prices, as well as other impacts of pricing changes on inventory values.

Fourth-quarter net earnings were $784 million, compared with $1.6 billion in the previous quarter. The decline in net earnings was primarily due to lower operating margin and non-cash impairments of $266 million (net of reversals) in the U.S. Manufacturing segment and a revaluation gain of $549 million in the third quarter related to the Sunrise acquisition.

Long-term debt, including the current portion, was $8.7 billion at December 31, 2022, compared with $12.4 billion at December 31, 2021. Net debt was approximately $4.3 billion at December 31, 2022, down $1.0 billion from September 30, 2022 and $5.3 billion lower year over year. Net debt decreased in the fourth quarter driven by free funds flow of about $1.1 billion and a draw in non-cash working capital of $765 million, partially offset by a combined base and variable dividend payment of $420 million, as well as $387 million for share buybacks. The working capital draw was mainly attributable to a decrease in accounts receivable and higher income tax payable.

During the fourth quarter of 2022, Moody’s Investors Service upgraded the company’s credit rating to “Baa2” and DBRS Morningstar raised its rating to “BBB (high),” citing the significant reduction of gross debt, success in integrating the legacy Husky assets, Cenovus’s integrated operating model and commitment to financial discipline.

In 2022, the company recorded a cash tax liability of $1.2 billion, which is reflected in Cenovus’s 2022 annual adjusted funds flow. The cash payment for that liability will be made in the first quarter of 2023. Given the 2022 cash tax payment and the Toledo Refinery transaction purchase price of about US$300 million plus customary closing adjustments, Cenovus’s net debt will increase in the first quarter of 2023. Taking into account net debt of $4.3 billion at the end of the fourth quarter, assuming commodity prices remain around their current levels and that Cenovus is able to achieve the planned startup of Toledo

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and Superior, the company expects net debt to fall below its $4.0 billion floor around the end of the third quarter.

Full-year results
In 2022, Cenovus total upstream production averaged 786,200 BOE/d, compared with 791,500 BOE/d in 2021, which reflects the sales of the Tucker oil sands project and Wembley conventional asset, partially offset by higher Oil Sands production in the year. Oil Sands crude production was 586,600 bbls/d, including 191,000 bbls/d at Foster Creek, an increase of 11,100 bbls/d from 2021, and about 246,500 bbls/d at Christina Lake, up 9,700 bbls/d from the previous year. Full-year production from the Lloydminster thermal projects was 99,900 bbls/d, compared with 97,700 bbls/d in 2021, which reflects the addition of the Spruce Lake North project in the third quarter of 2022. Production from Sunrise was 31,300 bbls/d, compared with 25,900 bbls/d in 2021, with the increase largely driven by the acquisition of the remaining 50% working interest in Sunrise, which closed in August 2022. Conventional production was 127,200 BOE/d, compared with 133,600 BOE/d in 2021, with the decrease mainly related to assets divested in the second half of 2021 and in 2022, as well as natural declines. Offshore total production was 70,300 BOE/d, compared with 74,400 BOE/d in the prior year, reflecting the restructuring of the White Rose field working interest in the second quarter of 2022, combined with changes to contracts in China. These were partially offset by first gas production at the MBH and MDA fields offshore Indonesia in the fourth quarter of 2022.

In Canadian Manufacturing, average utilization for the year was 84% and average throughput was 92,900 bbls/d, compared with 96% and 106,500 bbls/d in 2021. Crude oil throughput decreased in 2022 compared with 2021 due to planned turnarounds at the upgrader and Lloydminster Refinery. Cold weather impacts and operational outages further reduced throughput at the upgrader in the fourth quarter of 2022. In U.S. Manufacturing, full-year utilization was 80% and average throughput was 400,800 bbls/d, comparable to 2021.

Total revenues were about $66.9 billion in 2022 and total operating margin was $14.3 billion, compared with revenues of $46.4 billion and total operating margin of $9.4 billion in 2021. Year-over-year increases in both total revenues and total operating margin were largely related to increased commodity prices.

Cash from operating activities was $11.4 billion for the year, compared with $5.9 billion in 2021. Adjusted funds flow was $11.0 billion and free funds flow was about $7.3 billion. Total capital investment for 2022 was approximately $3.7 billion, primarily concentrated on sustaining production at the company’s upstream assets, refining reliability initiatives and yield optimization projects, as well as investment in the Superior Refinery rebuild. Full-year net earnings for 2022 were about $6.5 billion compared to $587 million the previous year.

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2023 planned maintenance

The following table provides details on planned turnaround activities at Cenovus assets in 2023 and anticipated production or throughput impacts.

2023 Planned maintenance
Potential quarterly production/throughput impact (Mbbls/d)
	Q1	Q2	Q3	Q4
Upstream
Foster Creek	—	18 - 20	—	—
Lloydminster Thermals	—	1 - 2	1 - 2	—
Atlantic	—	—	1 - 2	—
Downstream
U.S. Manufacturing	18 - 22	—	18 - 22	50 - 60

Reserves
Cenovus’s proved and probable reserves are evaluated each year by independent qualified reserves evaluators. At the end of 2022, Cenovus total proved reserves were relatively unchanged at approximately 6.1 billion BOE, while total proved plus probable reserves increased 7% to approximately 8.9 billion BOE. Total proved bitumen reserves were approximately 5.6 billion barrels, consistent with 2021, while total proved plus probable bitumen reserves increased 8% to approximately 8.0 billion barrels. At year-end 2022, Cenovus had a proved reserves life index of approximately 21 years, and a proved plus probable reserves life index of approximately 31 years.

More details about Cenovus’s reserves and other oil and gas information are available in the Advisory, and the Management’s Discussion & Analysis (MD&A), Annual Information Form (AIF) and Annual Report on Form 40-F for the year ended December 31, 2022, which will be available on SEDAR at sedar.com, EDGAR at sec.gov and Cenovus’s website at cenovus.com.

Cenovus year-end disclosure documents
Today, Cenovus is filing its audited Consolidated Financial Statements, MD&A and AIF with Canadian securities regulatory authorities. The company is also filing its Annual Report on Form 40-F for the year ended December 31, 2022 with the U.S. Securities and Exchange Commission. Copies of these documents will be available on SEDAR at sedar.com, EDGAR at sec.gov and the company's website at cenovus.com under Investors. They can also be requested free of charge by emailing investor.relations@cenovus.com.

Dividend declarations and share purchases
Cenovus’s shareholder returns framework has a target of returning 50% of excess free funds flow to shareholders for quarters where the ending net debt is between $9 billion and $4 billion. In the fourth quarter, the company bought approximately 15 million shares, delivering $387 million in returns to shareholders.

In 2022, the company returned more than $2.5 billion in value through its share buyback program and delivered over $900 million to shareholders in both base and variable dividends.

The Board of Directors has declared a quarterly base dividend of $0.105 per common share, payable on March 31, 2023 to shareholders of record as of March 15, 2023.

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In addition, the Board declared a quarterly dividend on each of the Cumulative Redeemable First Preferred Shares – Series 1, Series 2, Series 3, Series 5 and Series 7 – payable on March 31, 2023 to shareholders of record as of March 15, 2023 as follows:

Preferred shares dividend summary
	Rate (%)	Amount ($/share)
Share series
Series 1	2.577	0.16106
Series 2	5.863	0.36142
Series 3	4.689	0.29306
Series 5	4.591	0.28694
Series 7	3.935	0.24594

All dividends paid on Cenovus’s common and preferred shares will be designated as “eligible dividends” for Canadian federal income tax purposes. Declaration of dividends is at the sole discretion of the Board and will continue to be evaluated on a quarterly basis.

Sustainability
Cenovus’s Chief Sustainability Officer, Rhona DelFrari, has been promoted to Executive Vice-President, Stakeholder Engagement (from Senior Vice-President), reflecting the growing criticality of the portfolio to the company’s long-term success as well as DelFrari’s industry leadership and expertise.

“Environmental, social and governance progress, and energy and climate policy have never been more central to the strategic decisions of our company,” said Pourbaix. “Rhona’s leadership in ensuring the opportunities and impacts of sustainability expectations are embedded in our business plans, and her passion for advancing our Indigenous engagement and social investment activities contribute significantly to Cenovus’s performance.”

Cenovus and its Pathways Alliance peers reached a notable milestone in the fourth quarter, advancing plans to build one of the world’s largest carbon capture and storage facilities. The Alliance has entered into a Carbon Sequestration Evaluation Agreement with the Government of Alberta and has started a detailed evaluation of its proposed geological storage hub.

The company continued to deliver on its commitment to sustainability leadership in 2022, including advancing Indigenous reconciliation. The company’s Indigenous Housing Initiative has funded 81 new homes in the six First Nations and Métis communities closest to its Foster Creek and Christina Lake oil sands operations since the program was announced in January 2020. In 2022, Cenovus spent the equivalent of about $1 million each day with Indigenous businesses, part of efforts to help support economic self-sufficiency in communities where it operates and progressing the company’s environmental, social and governance (ESG) target of spending a minimum $1.2 billion with Indigenous businesses between 2019 and year-end 2025. Since 2009, the company has spent about $3.8 billion on goods and services with Indigenous businesses.

In the fourth quarter of 2022, as part of its focus on inclusion & diversity, the company conducted a voluntary self-identification survey, extending to employees in Canada and the U.S. the option to confidentially share certain diversity information and will use the results to help inform an additional diversity target beyond gender. In December 2022, Cenovus announced the appointment of Melanie A. Little to the company’s Board, effective January 1, 2023. Ms. Little brings more than 20 years of industry experience, including extensive knowledge of the midstream business, especially in the U.S. This appointment also achieved the Board’s commitment to have its representation include at least 30% women by the close of its 2023 annual general meeting of shareholders.

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Further updates on Cenovus’s sustainability progress will be released later this year in the company’s 2022 ESG report.

Conference call today

9 a.m. Mountain Time (11 a.m. Eastern Time)
Cenovus will host a conference call today, February 16, 2023, starting at 9 a.m. MT (11 a.m. ET). To join the conference call without operator assistance, please register here approximately 5 minutes in advance to receive an automated call-back when the session begins.

Alternatively, you can dial 888-204-4368 (toll-free in North America) or 647-794-4605 to reach a live operator who will join you into the call. A live audio webcast will also be available and will be archived for approximately 90 days.

Advisory
Basis of Presentation
Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated. Cenovus prepares its financial statements in accordance with International Financial Reporting Standards (IFRS).

Barrels of Oil Equivalent
Natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of six thousand cubic feet (Mcf) to one barrel (bbl). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil compared with natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is not an accurate reflection of value.

Reserves Life Index
Reserves life index is calculated based on reserves for the applicable reserves category divided by annual production.

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Product types

Product type by operating segment
	Three months ended December 31, 2022	Full year ended December 31, 2022
Oil Sands
Bitumen (Mbbls/d)	593.5	570.3
Heavy crude oil (Mbbls/d)	15.8	16.3
Conventional natural gas (MMcf/d)	11.9	12.3
Total Oil Sands segment production (MBOE/d)	611.2	588.7
Conventional
Light crude oil (Mbbls/d)	6.8	7.5
Natural gas liquids (Mbbls/d)	26.1	23.8
Conventional natural gas (MMcf/d)	555.3	576.1
Total Conventional segment production (MBOE/d)	125.5	127.2
Offshore
Light crude oil (Mbbls/d)	10.3	11.6
Natural gas liquids (Mbbls/d)	12.4	12.4
Conventional natural gas (MMcf/d)	284.8	277.7
Total Offshore segment production (MBOE/d)	70.2	70.3
Total upstream production (MBOE/d)	806.9	786.2

Forward‐looking Information
This news release contains certain forward‐looking statements and forward‐looking information (collectively referred to as “forward‐looking information”) within the meaning of applicable securities legislation about Cenovus’s current expectations, estimates and projections about the future of the company, based on certain assumptions made in light of the company’s experiences and perceptions of historical trends. Although Cenovus believes that the expectations represented by such forward‐looking information are reasonable, there can be no assurance that such expectations will prove to be correct.

Forward‐looking information in this document is identified by words such as “achieve”, “anticipate”, “attain”, “continue”, “deliver”, “expect”, “focus”, “on track”, “progressing”, “target”, and “will” or similar expressions and includes suggestions of future outcomes, including, but not limited to, statements about: increasing pipeline-connected heavy oil refining capacity and generating expanded margins in the U.S. Manufacturing business; the return of the FPSO; the closing of the Toledo acquisition and partial restart of operations at the Toledo Refinery and subsequent ramp up; the restart of the Superior Refinery and subsequent ramp up; the return to normal rates of throughput at the Wood River Refinery; selling added inventory; the cash tax liability payment; Net Debt fluctuations and achieving Net Debt below $4.0 billion; turnaround activities and production or throughput impacts; the Company’s shareholder return framework; Cenovus’s reserves; construction of a carbon capture and storage facility through Pathways Alliance; spending with Indigenous businesses; and further updates regarding Cenovus’s ESG initiatives.

Developing forward‐looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which the forward‐looking information in this news release are based include, but are not limited to: the allocation of free funds flow to reducing net debt; commodity prices, inflation and supply chain constraints; Cenovus’s ability to produce on an unconstrained basis; Cenovus’s ability to access sufficient insurance coverage to pursue development plans; Cenovus’s ability to deliver safe and reliable operations and demonstrate strong governance; and the assumptions inherent in Cenovus’s 2023 Guidance available on cenovus.com.

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The risk factors and uncertainties that could cause actual results to differ materially from the forward‐looking information in this news release include, but are not limited to: the accuracy of estimates regarding commodity prices, inflation, operating and capital costs and currency and interest rates; risks inherent in the operation of Cenovus’s business; and risks associated with climate change and Cenovus’s assumptions relating thereto and other risks identified under “Risk Management and Risk Factors” and “Advisory” in Cenovus’s MD&A for the year ended December 31, 2022.

Except as required by applicable securities laws, Cenovus disclaims any intention or obligation to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward‐looking information. For additional information regarding Cenovus’s material risk factors, the assumptions made, and risks and uncertainties which could cause actual results to differ from the anticipated results, refer to “Risk Management and Risk Factors” and “Advisory” in Cenovus’s MD&A for the period ended December 31, 2022, and to the risk factors, assumptions and uncertainties described in other documents Cenovus files from time to time with securities regulatory authorities in Canada (available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus’s website at cenovus.com).

Specified Financial Measures
This news release contains references to certain specified financial measures that do not have standardized meanings prescribed by IFRS. Readers should not consider these measures in isolation or as a substitute for analysis of the company’s results as reported under IFRS. These measures are defined differently by different companies and, therefore, might not be comparable to similar measures presented by other issuers. For information on the composition of these measures, as well as an explanation of how the company uses these measures, refer to the Specified Financial Measures Advisory located in Cenovus’s MD&A for the year ended December 31, 2022, dated February 16, 2023, (available on SEDAR at sedar.com, on EDGAR at sec.gov and on Cenovus's website at cenovus.com) which is incorporated by reference into this news release.

Upstream Operating Margin and Downstream Operating Margin
Upstream Operating Margin and Downstream Operating Margin, and the individual components thereof, are included in Note 1 to the Consolidated Financial Statements.

Total Operating Margin
Total Operating Margin is the total of Upstream Operating Margin plus Downstream Operating Margin.

	Upstream (1)				Downstream (1)				Total
($ millions)	2022	Q4 2022	Q3 2022	2021	2022	Q4 2022	Q3 2022	2021	2022	Q4 2022	Q3 2022	2021
Revenues
Gross Sales	41,127	8,307	10,238	27,844	38,102	8,380	10,887	26,258	79,229	16,687	21,125	54,102
Less: Royalties	4,868	875	1,226	2,454	—	—	—	—	4,868	875	1,226	2,454
	36,259	7,432	9,012	25,390	38,102	8,380	10,887	26,258	74,361	15,812	19,899	51,648
Expenses
Purchased Product	6,833	1,157	2,397	4,059	32,501	7,071	9,691	23,111	39,334	8,228	12,088	27,170
Transportation and Blending	12,194	2,962	2,800	8,714	—	—	3	—	12,194	2,962	2,803	8,714
Operating	3,789	955	915	3,241	3,050	759	780	2,258	6,839	1,714	1,695	5,499
Realized (Gain) Loss on Risk Management	1,619	134	51	788	112	(8)	(77)	104	1,731	126	(26)	892
Operating Margin	11,824	2,224	2,849	8,588	2,439	558	490	785	14,263	2,782	3,339	9,373
(1) Found in Note 1 of the December 31, 2022, or the September 30, 2022, interim Consolidated Financial Statements.

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Adjusted Funds Flow, Free Funds Flow and Excess Free Funds Flow
The following table provides a reconciliation of cash from (used in) operating activities found in Cenovus’s Consolidated Financial Statements to Adjusted Funds Flow, Free Funds Flow and Excess Free Funds Flow. Adjusted Funds Flow per Share – Basic and Adjusted Funds Flow per Share – Diluted are calculated by dividing Adjusted Funds Flow by the respective basic or diluted weighted average number of common shares outstanding during the period and may be useful to evaluate a company’s ability to generate cash.

	Three Months Ended			Twelve Months Ended
($ millions)	Dec. 31, 2022	Sept. 30, 2022	Dec. 31, 2021	Dec. 31, 2022	Dec. 31, 2021
Cash From (Used in) Operating Activities (1)	2,970	4,089	2,184	11,403	5,919
(Add) Deduct:
Settlement of Decommissioning Liabilities	(49)	(55)	(35)	(150)	(102)
Net Change in Non-Cash Working Capital	673	1,193	271	575	(1,227)
Adjusted Funds Flow	2,346	2,951	1,948	10,978	7,248
Capital Investment	1,274	866	835	3,703	2,563
Free Funds Flow	1,072	2,085	1,113	7,270	4,685
Add (Deduct):
Base Dividends Paid on Common Shares	(201)	(205)	(70)
Dividends Paid on Preferred Shares	—	(9)	(8)
Settlement of Decommissioning Liabilities	(49)	(55)	(35)
Principal Repayment of Leases	(74)	(78)	(78)
Acquisitions, Net of Cash Acquired	(7)	(389)	—
Proceeds From Divestitures	45	407	247
Excess Free Funds Flow	786	1,756	1,169
(1) Found in Note 1 of the December 31, 2022, or the September 30, 2022, interim Consolidated Financial Statements.

Cenovus Energy Inc.

Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is focused on managing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.

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Cenovus contacts

Investors	Media
Investor Relations general line 403-766-7711	Media Relations general line 403-766-7751

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